newgold™

Consolidated Financial Statements

Growing Together

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of New Gold Inc. The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

(Signed) Robert Gallagher                                                                          (Signed) Brian Penny

Robert Gallagher                                                                                             Brian Penny
Chief Executive Officer                                                                                  Executive Vice-President and
            Chief Financial Officer

Toronto, Canada
February 28, 2013

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

 · pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
 · provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
 · provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2012. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.  There are no material weaknesses that have been identified by management.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2012.

(Signed) Robert Gallagher                                                                   (Signed) Brian Penny

Robert Gallagher                                                                                      Brian Penny
Chief Executive Officer                                                                           Executive Vice-President and
     Chief Financial Officer

Toronto, Canada
February 28, 2013

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
New Gold Inc.

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as at December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements.

“Deloitte LLP”

Independent Registered Chartered Accountants
Licensed Public Accountants

February 28, 2013
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
New Gold Inc.

We have audited the accompanying consolidated financial statements of New Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 on internal control over financial reporting expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte LLP”

Independent Registered Chartered Accountants
Licensed Public Accountants

February 28, 2013
Toronto, Canada

TABLE OF CONTENTS

FINANCIAL STATEMENTS		NOTES TO THE FINANCIAL STATEMENTS
1	CONSOLIDATED INCOME STATEMENTS	6	1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
2	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	6	2. SIGNIFICANT ACCOUNTING POLICIES
3	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	13	3. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES
4	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	16	4. FUTURE CHANGES IN ACCOUNTING POLICIES
5	CONSOLIDATED STATEMENTS OF CASH FLOWS	17	5. ASSET ACQUISITIONS
		18	6. EXPENSES
		20	7. TRADE AND OTHER RECEIVABLES
		21	8. TRADE AND OTHER PAYABLES
		21	9. INVENTORIES
		22	10. MINING INTERESTS
		23	11. LONG-TERM DEBT
		25	12. DERIVATIVE INSTRUMENTS
		27	13. SHARE CAPITAL
		31	14. INCOME AND MINING TAXES
		33	15. RECLAMATION AND CLOSURE COST OBLIGATIONS
		34	16. SUPPLEMENTAL CASH FLOW INFORMATION
		34	17. SEGMENTED INFORMATION
		36	18. CAPITAL RISK MANAGEMENT
		37	19. FINANCIAL RISK MANAGEMENT
		40	20. FAIR VALUE MEASUREMENT
		43	21. PROVISIONS
		43	22. OPERATING LEASES
		44	23. COMPENSATION OF DIRECTORS AND KEY MANAGEMENT PERSONNEL
		44	24. COMMITMENTS AND CONTINGENCIES
		45	25. SUBSEQUENT EVENT
		45	26. COMPARATIVE FIGURES

New Gold 2012 Annual Report

CONSOLIDATED INCOME STATEMENTS
			Years ended December 31
		$	$
(In millions of U.S. dollars, except per share amounts)	Note	2012	2011

Revenues		791.3	695.9
Operating expenses	6	344.3	303.8
Depreciation and depletion		116.4	76.9
Earnings from mine operations		330.6	315.2

Corporate administration		25.2	26.1
Share-based payment expenses	13	10.9	11.3
Exploration and business development		20.6	10.0
Income from operations		273.9	267.8

Finance income	6	1.4	3.6
Finance costs	6	(16.4)	(5.1)
Other gains (losses)	6	19.9	(7.9)

Earnings before taxes		278.8	258.4
Income tax expense	14	(79.8)	(79.4)

Net earnings		199.0	179.0

Earnings per share
Basic	13	0.43	0.42
Diluted	13	0.42	0.40

Weighted average number of shares outstanding (in millions)
Basic	13	463.4	429.6
Diluted	13	468.4	441.0

  See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
			Years ended December 31
		$	$
(In millions of U.S. dollars)	Note	2012	2011

Net earnings		199.0	179.0

Other comprehensive (loss) income
Unrealized losses on mark-to-market of gold contracts	12	(23.8)	(32.1)
Realized losses on settlement of gold contracts	12	47.9	41.7
Unrealized losses on available-for-sale securities (net of tax)		(0.8)	(1.9)
Foreign currency translation adjustment		22.5	(38.4)
Deferred Income tax related to gold contracts	12	(9.9)	(3.8)
Total other comprehensive income (loss)		35.9	(34.5)
Total comprehensive income		234.9	144.5

  See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
				As at December 31
			$	$
(In millions of U.S. dollars)		Note	2012	2011

Assets
Current assets
Cash and cash equivalents			687.8	309.4
Trade and other receivables		7	46.9	37.6
Inventories		9	163.3	106.5
Current income tax receivable			6.6	-
Prepaid expenses and other			12.9	7.9
Total current assets			917.5	461.4

Investments			1.0	1.8
Non-current inventories		9	32.4	20.3
Mining interests		10	3,134.9	2,695.3
Deferred tax assets		14	194.1	156.2
Non-current non-hedged derivative asset		12	-	18.8
Reclamation deposits and other			3.8	14.9
Total assets			4,283.7	3,368.7

Liabilities and equity
Current liabilities
Trade and other payables		8	120.7	100.3
Current tax liabilities			-	20.5
Current derivative liabilities		12	56.4	49.2
Current non-hedged derivative liabilities		12	-	53.3
Total current liabilities			177.1	223.3

Reclamation and closure cost obligations		15	68.5	50.7
Provisions		21	9.5	12.6
Non-current derivative liabilities		12	54.1	92.4
Non-current non-hedged derivative liabilities		12	80.3	114.3
Long-term debt		11	847.8	251.7
Deferred tax liabilities		14	322.9	294.3
Deferred benefit		11	46.3	46.3
Other			0.7	0.7
Total liabilities			1,607.2	1,086.3

Equity
Common shares		13	2,618.4	2,464.0
Contributed surplus			85.2	80.4
Other reserves			(50.5)	(86.4)
Retained earnings (deficit)			23.4	(175.6)
Total equity			2,676.5	2,282.4
Total liabilities and equity			4,283.7	3,368.7

Approved and authorized by the Board on February 28, 2013

"Robert Gallagher"	"James Estey"
Robert Gallagher, Director	James Estey, Director

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
			Years ended December 31
		$	$
(In millions of U.S. dollars)	Note	2012	2011

Common shares
Balance, beginning of year		2,464.0	1,845.9
Shares issued for acquisition of Richfield	5, 13	-	487.9
Shares issued for acquisition of Silver Quest	5, 13	-	105.8
Shares issued for exercise of options	13	11.6	24.3
Shares issued for exercise of warrants	13	75.5	0.1
Shares issued for the conversion of convertible debentures	13	67.3	-
Balance, end of year		2,618.4	2,464.0

Contributed surplus
Balance, beginning of year		80.4	81.2
Exercise of options		(3.7)	(8.0)
Equity settled share-based payments		8.5	7.2
Balance, end of year		85.2	80.4

Other reserves
Balance, beginning of year		(86.4)	(51.9)
Foreign currency translation adjustment		22.5	(38.4)
Change in fair value of available-for-sale investments		(0.8)	(1.9)
Change in fair value of hedging instruments (net of tax)		14.2	5.8
Balance, end of year		(50.5)	(86.4)

Retained earnings (deficit)
Balance, beginning of year		(175.6)	(354.6)
Net earnings		199.0	179.0
Balance, end of year		23.4	(175.6)

Total equity		2,676.5	2,282.4

  See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
			Years ended December 31
		$	$
(In millions of U.S. dollars)	Note	2012	2011

Operating activities
Net earnings		199.0	179.0
Adjustments for:
Realized gains on gold contracts		(9.9)	(8.8)
Realized and unrealized foreign exchange losses (gains)	6	1.3	(7.1)
Realized and unrealized gains on investments	6	-	(1.3)
Realized and unrealized (gains) losses on non-hedged derivatives	6	(61.1)	7.2
Unrealized losses on concentrate contracts		2.4	-
Reclamation and closure costs paid	15	(8.0)	-
Loss on redemption of Senior Secured Notes	6	31.8	-
Loss on disposal of assets	6	3.3	0.5
Depreciation and depletion		116.2	76.2
Equity-settled share-based payment expense	13	8.5	7.2
Unrealized losses on cash flow hedging items	6	2.9	6.6
Income tax expense		79.8	79.4
Finance income		(1.4)	(3.6)
Finance costs		16.4	5.1
		381.2	340.4
Change in non-cash operating working capital	16	(44.8)	(12.5)
Cash generated from operations		336.4	327.9
Income taxes paid		(100.6)	(98.4)
Net cash generated from operations		235.8	229.5

Investing activities
Mining interests		(516.0)	(413.6)
Proceeds received from sale of pre-commercial production inventory		14.5	-
Purchase of additional Blackwater mining claims		(6.0)	-
Receipt of reclamation deposits		8.9	8.4
Cash acquired in asset acquisition, net transaction costs - Richfield		-	18.7
Asset acquisition costs, net of cash received - Silver Quest		-	(8.0)
Asset acquisition costs, net of cash received - Geo Minerals		-	(18.1)
Purchase of available-for-sale securities		-	(3.7)
Proceeds from sale of investments		-	8.9
Interest received		1.1	3.2
Proceeds from disposal of assets		-	0.8
Cash used in investing activities		(497.5)	(403.4)

Financing activities
Issuance of common shares on exercise of options and warrants	13	75.4	16.5
Redemption of Senior Secured Notes		(197.6)	-
Proceeds from issuance of Senior Unsecured Notes		800.0	-
Financing initiation costs		(17.9)	-
Interest paid		(20.0)	(21.9)
Cash generated by (used by) financing activities		639.9	(5.4)

Effect of exchange rate changes on cash and cash equivalents		0.2	(2.1)

Increase (decrease) in cash and cash equivalents		378.4	(181.4)
Cash and cash equivalents, beginning of the year		309.4	490.8
Cash and cash equivalents, end of the year		687.8	309.4

Cash and cash equivalents are comprised of:
Cash		277.5	179.0
Short-term money market instruments		410.3	130.4
		687.8	309.4

 See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2012 and 2011
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

New Gold Inc. (the “Company”) and its subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, the Peak Gold Mines in Australia, and the New Afton Mine in Canada. Significant projects include the Blackwater development project in Canada and a 30% interest in the El Morro copper-gold development project in Chile.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the NYSE MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2.  SIGNIFICANT ACCOUNTING POLICIES

(a)  Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), referred to as IFRS.

These consolidated financial statements were approved by the Board of Directors of the Company on February 28, 2013.

(b)  Basis of preparation
The consolidated financial statements have been prepared on the historical cost basis except for the following, which are measured at fair value:

• Derivative financial instruments;
• Financial instruments at fair value through profit and loss; and
• Available-for-sale securities.

(c)  Basis of preparation
Subsidiaries
These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. The financial statements of subsidiaries are included in the consolidated financial statements.

Associates
Associates are those entities in which the Company has significant influence over the financial and operating policies but not control and that is not a subsidiary. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. The Company’s share of net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method.

The principal subsidiaries and associates of the Company are as follows:
Name of subsidiary/associate	Principal activity	Method of accounting	Country of incorporation and operation	Interest December 31 2012	Interest December 31 2011
Metallica Resources Inc.	Holding company	Consolidated	Canada	100%	100%
Minera Metallica Resources Chile Ltd.	Mining	Consolidated	Chile	100%	100%
Minera San Xavier S.A. de C.V.	Mining	Consolidated	Mexico	100%	100%
Peak Gold Mines Pty Ltd	Mining	Consolidated	Australia	100%	100%
Inversiones El Morro Limitada	Holding company	Consolidated	Chile	100%	100%
Sociedad Contractual Minera El Morro	Mining	Equity	Chile	30%	30%
Western Goldfields (USA) Inc.	Holding company	Consolidated	USA	100%	100%

(d)  Business combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of improved earnings, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

•   has begun planned principal activities;
•   has employees, intellectual property and other inputs and processes that could be applied to those inputs;
•   is pursuing a plan to produce outputs; and
•   will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date.

Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

•   The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;
•   The consideration transferred in exchange for interest in the acquiree;
•   In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and
•   The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Asset acquisitions
The Company accounts for the purchase of assets and assumption of liabilities as an acquisition of net assets. The transactions do not qualify as a business combination under IFRS 3R Business Combinations, as the significant inputs and processes that constitute a business are not identified. Therefore the transactions were treated as asset acquisitions. The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition.

(e)  Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and United States government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s.  In addition, the Company invests in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.

(f)  Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold and silver from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

(g)  Mining interests
Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to advanced exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

Mining properties
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgment and estimates.

The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; Measured, Indicated, and Inferred Resources with insufficient drill spacing to qualify as Proven and Probable Reserves; and Inferred Resources in close proximity to Proven and Probable Reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing Reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of Measured, Indicated, or Inferred Resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above.  At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons. The estimation of recoverable reserves will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the reserve or resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimate recoverable Proven and Probable Mineral Reserves at the mine.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off.

Exploration and evaluation
Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:

•   The Company controls access to the benefit;
•   Internal project economics are beneficial to the Company;
•   The project is technically feasible; and
·   Costs can be reliably measured.

Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Property, plant and equipment
Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment.

Depreciation rates of major categories of asset costs
Mining assets are depleted using a unit-of-production method based on the estimated economically recoverable reserves to which they relate. Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine if shorter.

Estimated useful life
Building	15 – 50
Plant and machinery	3 – 20
Office equipment	5 – 10
Vehicles	5 – 7
Computer equipment	3 - 5

Capitalized borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted.

Commencement of commercial production
There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

·   All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
·   The completion of a reasonable period of testing of the mine plant and equipment;
·   The mine or mill has reached a pre-determined percentage of design capacity; and
·   The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

Derecognition
Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are recognized in net earnings.

(h)  Impairment of long-lived assets
The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, with each operating mine, development and exploration project representing a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to sell as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to sell is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred tax balances. Impairment losses are recognized as other operating expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative book values of these assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

(i)  Reclamation and closure cost obligations
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

After the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.

(j)  Income taxes
The income tax expense or benefit for the period consists of two components: current and deferred.

Current Tax
The tax currently payable is based on taxable earnings for the year. Taxable earnings differs from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred Tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are generally recognized for all deductible temporary difference to the extent that it is probable that taxable earnings will be available against which those deductible temporary difference can be utilized. The carrying amount of the deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and where the Company has the legal right and intent to offset.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included within foreign exchange gains in the Consolidated Statement of Earnings.

Current and deferred tax for the year
Current and deferred tax are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Government assistance and tax credits
Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits related. The Company records these tax credits when there is reasonable assurance with regards to collections and assessments as well as reasonable assurance that the Company will comply with the conditions associated to them and that the grants will be received.

(k)  Foreign currency translation
The individual financial statements of each Subsidiary or Associate are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the Company and the presentation currency of the consolidated financial statements is the United States Dollar (“U.S. dollar”).

Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:

•   The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;
•   The currency that mainly influences labour, material and other costs of providing goods;
•   The currency in which funds from financing activities are generated; and
•   The currency in which receipts from operating activities are usually retained.

When preparing the consolidated financial statements of the Company, the Company translates non-U.S. dollar balances into U.S. dollars as follows:

•   Mining interest and equity method investments using historical exchange rates;
•   Financial instruments measured at fair value through profit and loss using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in net earnings;
•   Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other comprehensive income;
•   Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in net earnings;
•   Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in net earnings;
·   Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities

(l)  Earnings per share
Earnings per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method and if converted method, as applicable, which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

(m)  Revenue recognition
Revenue from the sale of metals and metals in concentrate is recognized when all the following conditions are satisfied:

•   the Company has transferred to the buyer the significant risks and rewards of ownership;
·   the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•   the amount of revenue can be measured reliably;
•   it is probable that the economic benefits associated with the transaction will flow to the entity; and
•   the costs incurred or to be incurred in respect of the transaction can be measured reliably

Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(n)  Share-based payments
The Company maintains a Restricted Share Unit (“RSU”) plan and stock option plan for employees as well as a Deferred Share Unit (“DSU”) plan for directors.

Cash-settled transactions, RSUs and DSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in net earnings. The Company values the liabilities based on the change in the Company’s share price. RSU liabilities are included in provisions on the balance sheet, and changes in the fair value of the liabilities are recorded in the income statement.

Equity-settled transactions with employees are measured by reference to the fair value at the grant date. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Company believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to contributed surplus. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(o)  Non-derivative financial assets
The Company recognizes all financial assets initially at fair value and classifies them into one of the following four categories: held-to-maturity, available-for-sale (“AFS”), loans and receivables, or fair value through profit or loss (“FVTPL”). Financial assets held to maturity and loans and receivables are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the statement of financial position.  The quoted market price used for financial assets held by the Company is the last bid price of the day.

The Company has classified cash and cash equivalents, trade receivables and reclamation deposits as loans and receivables. Investments are classified as AFS.

Transaction costs related to financial assets classified as FVTPL are recognized immediately into net earnings. For financial instruments assets classified as other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

(p)  Non-derivative financial liabilities
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.

Trade and other payables, short-term borrowings and long-term debt are classified as other financial liabilities.  Provisions related to the RSU plan have been classified as FVTPL.

Transaction costs related to financial liabilities classified as FVTPL are recognized immediately into income. For financial liabilities classified other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

(q)  Derivative instruments, including hedge accounting
Derivative instruments, including embedded derivatives, are recorded at fair values on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

The Company has entered into arrangements for the sale of gold. The Company has designated this derivative as a cash flow hedge. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and risk management objective and strategy for understanding the hedge. In addition, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective.

Gains and losses for the effective portion of the hedging instruments are included in other comprehensive income. Gains and losses for any ineffective portion of hedging instruments are included in net earnings. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net earnings in the period when the hedged items is recognized in profit or loss in the same line of the income statement.

Certain products are “provisionally priced”, whereby the selling price is subject to final adjustment up to 150 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract. As is customary in the industry, revenue on provisionally priced sales is recognised based on estimates of the fair value of the consideration receivable based on relevant forward market prices. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as gold and copper, for which there exists active and freely traded commodity markets. The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.

In order to mitigate a portion of the metal price exposure associated with the time lag between the provisional and final determination of concentrate sales, the Company has entered into cash settled derivative copper contracts to swap future contracted monthly average metal prices for fixed metal prices. At each reporting date, these copper swap agreements are marked to market based on corresponding forward copper prices. The marking to market of copper swap agreements is recorded as an adjustment to sales revenue.

The Company’s share purchase warrants with Canadian dollar exercise prices are derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period.

(r)  Trade and other receivables
Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are written off as they are determined to be uncollectible.

(s)  Leases
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(t)  Changes in accounting policies
The following accounting standards are effective and implemented as of January 1, 2012.

Financial instruments
In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”) that enhance the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The implementation of IFRS 7 did not have a material impact on the Company’s consolidated financial statements.

Income taxes
In December 2010, the IASB issued an amendment to IAS 12 – Income Taxes (“IAS 12”) that addresses the determination of the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The implementation of IAS 12 did not have a material impact on the Company’s consolidated financial statements.

3.  CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgements, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgements, estimates and assumptions in determining carrying values include, but are not limited to:

(a)  Critical judgements in the application of accounting policies

(i) Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

·   All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
·   The completion of a reasonable period of testing of the mine plant and equipment;
·   The mine or mill has reached a pre-determined percentage of design capacity; and
·   The ability to sustain ongoing production of ore.
The list is not exhaustive and each specific circumstance is taken into account before making the decision.

Effective July 31, 2012, management determined that the New Afton Mine reached the commercial production levels. The Company defines the point where a development project becomes an operating mine as 60% average mill capacity for a consecutive 30 day period. Upon declaring commercial production at the New Afton Mine, the Company transferred the capitalized cost of the mineral property from non-depletable assets to depletable assets, and began depleting the assets on a unit of production method. The Company ceased capitalization of interest to the mine as it was no longer a qualifying asset.

In September 2012, the Company recorded the first concentrate sale of the mine. A portion of the sale related to material produced prior to commercial production and recorded as a credit to the cost of the project.

(ii) Functional currency
The functional currency for each of the Company’s subsidiaries and equity investments is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

As of July 31, 2012 the Company applied the change in functional currency to the New Afton Mine and to Blackwater on a prospective basis. The Company translated all items into the new functional currency using the exchange rate as at July 31, 2012. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to net earnings until the disposal of the operation.

New Afton
The Company re-assessed the functional currency at the New Afton Mine, as the mine commenced commercial production and moved from a development project to an operating mine on July 31, 2012. The Company defines commercial production as reaching an average of 60% mill capacity for a consecutive 30 day period. The New Afton Mine began earning revenue which is denominated in U.S. dollars. The change in circumstance required the Company to change the functional currency of the mine from the Canadian dollar to the U.S. dollar.

Blackwater
The Company re-assessed the functional currency of the Blackwater development project (“Blackwater”). Blackwater is funded from the net earnings of the Company’s operating mines which are denominated in U.S. dollars, and was amalgamated into Corporate on January 1, 2012 which has a U.S. dollar functional currency as well. The Company changed the functional currency at Blackwater to U.S. dollars, as financing will be denominated in such.

(iii) Determination of economic viability
Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater development project have future economic benefits and are economically recoverable. In making this judgement, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

(iv) Carrying value of assets and impairment charges
In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, unfavourable changes to the legal environment in which the entity operate and evidence of long term reduced production of the asset. If an impairment indicator is identified the Company compares the carrying value of the asset against the higher of the recoverable amount or fair value less cost to sell. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. During the year ended December 31, 2012, the Company identified no indicators that led to additional impairment analysis.

(v) Determination of Cash Generating Unit (“CGU”)
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent on cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualify as an individual CGU. Each of these assets generate cash inflows that are independent of the other assets and therefore qualify as an individual asset for impairment testing purposes.

(b)  Key sources of estimation uncertainty in the application of accounting policies

(i) Revenue recognition
Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation
Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii) Mineral reserves
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

(iv) Estimated recoverable ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations
The Company’s provision for reclamation and closure cost obligations represent management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At December 31, 2012, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $71.8 million (2011 - $55.0 million).

4.  FUTURE CHANGES IN ACCOUNTING POLICIES

Accounting standards effective January 1, 2013

(a)  Consolidation
In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes Standing Interpretations Committee standards (“SIC”) 12 and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; it defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting on the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 – Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company has evaluated the above standards and determined that they do not have a material impact on the consolidated financial statements.

(b)  Joint arrangements
In May 2011, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”), which supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company has evaluated IFRS 11 and determined that it does not have a material impact on the consolidated financial statements.

(c)  Fair value measurement
In May 2011, as a result of the convergence project undertaken by the IASB and the U.S. Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRS that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has evaluated IFRS 13 and determined that it does not have a material impact on the consolidated financial statements.

(d)  Financial statement presentation
In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company has evaluated the amendments to IAS 1 and determined that they do not have a material impact on the consolidated financial statements.

(e) Stripping costs in the production phase of a mine
In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company has evaluated IFRIC 20 and the implementation of the standard is consistent with current practice.

Accounting standards anticipated to be effective January 1, 2015

Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB proposed the deferral of IFRS 9 in an exposure draft with a 60-day comment period which ended on October 21, 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.  ASSET ACQUISITIONS

The Company had no asset acquisitions in 2012; however, there were three asset acquisitions that occurred in 2011:

•	Richfield Ventures Corp.;
•	Geo Minerals Ltd.; and
•	Silver Quest Resources Ltd.

These acquisitions have been accounted for as a purchase of assets and assumption of liabilities by the Company. The transactions do not qualify as a business combination under IFRS 3R Business Combinations, as the significant inputs and processes that constitute a business were not identified. Therefore the transactions were treated as asset acquisitions. The purchase considerations have been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimate and available information at the time of acquisition.

(a)  Richfield Ventures Corp.
On April 4, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Richfield Ventures Corp. (“Richfield”). Under the terms of the arrangement, each Richfield shareholder received 0.9217 of a New Gold share and a nominal cash payment of C$0.0001 for each Richfield share held. The acquisition was granted final court approval on May 31, 2011. The effective date of the arrangement was June 1, 2011.

The Company issued 48,611,979 common shares to Richfield shareholders that were valued at C$9.75 per share. The value per share was determined using the June 1, 2011 opening share price of New Gold.

The allocation of the purchase price based on the consideration paid and on Richfield net assets acquired as at June 1, 2011 is as follows:

(b) Geo Minerals Ltd.
On October 17, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Geo Minerals Ltd. (“Geo Minerals”). Under the terms of the arrangement, each Geo Mineral shareholder received C$0.16 for each share held. The arrangement was granted final court approval on December 16, 2011. The effective date of the arrangement was December 21, 2011. The purchase of Geo Minerals consolidated land ownership in the Blackwater project.

The allocation of the purchase price based on the consideration paid and on Geo Minerals net assets acquired as at December 21, 2011 is as follows:

(c) Silver Quest Resources Ltd.
On November 23, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Silver Quest Resources Ltd. (“Silver Quest”). Under the terms of the arrangement, each Silver Quest shareholder received 0.09 of a New Gold share and a nominal cash payment of C$0.0001 for each Silver Quest share held. The Company further agreed to additional cash consideration of $5.3 million to fund the spun out entity, Independence Gold Corp. The arrangement was granted final court approval on December 16, 2011. The effective date of the arrangement was December 23, 2011. The purchase of Silver Quest further consolidated land ownership in the Blackwater project.

The Company issued 10,512,496 common shares to Silver Quest shareholders that were valued at C$10.27 per share. The value per share was determined using the December 23, 2011 opening share price of New Gold.

The allocation of the purchase price based on the consideration paid and on Silver Quest net assets acquired as at December 23, 2011 is as follows:

6.  EXPENSES

(a) Operating expenses by nature
Operating expenses by nature for the years ended December 31, are as follows:

(b) Finance costs and income
Finance costs and income for the years ended December 31, are as follows:

(c) Other gains and losses
The following table summarizes other gains and (losses) for the years ended December 31:

(i) Loss on redemption of Senior Secured Notes
The Company redeemed the Senior Secured Notes (the “Notes”), as described in Note 11 (c) in whole on May 7, 2012 (the “redemption date”). The Notes had a face value of $188.2 million (C$187.0 million) and a fair value of $181.2 million (C$180.0 million) on the redemption date. Embedded in the Notes was an early redemption option that had a fair value of $15.4 million on the redemption date. This option allowed the Company to redeem the Notes at a premium of 105% of face value. On the redemption date, the Company paid the premium of $9.4 million, as well recognized a non-cash loss of $7.0 million of accelerated accretion on the Notes and a non-cash loss on the early redemption option of $15.4 million.

(ii) Ineffectiveness on hedging instruments
The Company has gold forward sales contracts that commenced in July 2008 representing a commitment of 5,500 ounces per month ending in December 2014 (as described in Note 12 (a)). The effective portion of gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. The ineffective portion is recorded in net earnings in the current period. The ineffective portion has resulted in a loss of $2.9 million for the year ended December 31, 2012 (2011 – loss of $6.6 million).

(iii) Fair value loss on non-hedged derivatives
The following table presents realized and unrealized gains and (losses) on non-hedged derivatives for the years ended December 31:

Embedded derivative in Senior Secured Notes
The Company had the right to redeem the Notes, as described in Note 11 (c) in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed. The notes were redeemed on May 7, 2012 with a redemption price of 105%. The early redemption feature in the Notes qualified as an embedded derivative and was bifurcated for reporting purposes. At December 31, 2012 the fair value of the non-hedged derivative asset was $nil (2011 – $18.8 million). The fair value of the embedded derivative resulted in a loss of $3.7 million for the year ended December 31, 2012 (2011 – gain of $11.1 million).

Equity conversion Option on Convertible Debentures
The Company gave notice that it intended to redeem the debentures early as described in Note 11 (d) since its share price traded at a 25% premium to the C$9.35 per share conversion price for a period of 30 days on a volume weighted average basis. The conversion period concluded on November 20, 2012.

The Debentures were classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option was treated as a derivative liability measured at fair value on initial recognition, and was subsequently re-measured at fair value at the end of each reporting period. Unrealized and realized gains or losses are recognized in net earnings. The Company fair valued the conversion option to the redemption date and recognized a gain of $6.2 million for the year ended December 31, 2012 (2011 – unrealized gain of $5.1 million). At December 31, 2012 the fair value of the conversion option was $nil (2011 – 24.0 million).

Share purchase warrants
The Company has outstanding share purchase warrants (“Warrants”), as described in Note 12 (b) as of December 31, 2012. The Warrants have an exercise price denominated in a currency other than the Company’s functional currency and are classified as a derivative liability. The Warrants are measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Realized and unrealized gains or losses are recognized in net earnings.

During the year ended December 31, 2012 the Company had Series B expired and Series C warrants exercised and based on re-measurement of the liability to the date of common share issuance or expiry recognized a gain of $46.6 million in net earnings.

The following table presents the realized and unrealized gains and (losses) for the years ended December 31:

7.  TRADE AND OTHER RECEIVABLES

8. TRADE AND OTHER PAYABLES

9.  INVENTORIES

The amount of inventories recognized in operating expenses for the year ended December 31, 2012 was $326.1 million (2011 – $288.1 million). There were no write-downs or reversals of write-downs during the year. Heap leach inventories of $32.4 million (December 31, 2011 – $20.3 million) are expected to be recovered after one year.

The Company transferred $13.7 million of stockpile ore and $13.3 million of supplies from the mining interest value of the New Afton Mine to inventory on July 31, 2012 upon declaring commercial production.

10. MINING INTERESTS

Mining properties					
	Depletable $	Non depletable $	Plant & equipment $	Construction in progress $	Exploration & evaluation $	Total $
Cost						
As at December 31, 2010	549.9	964.1	438.8	15.6	9.7	1,978.1
Additions	45.5	796.8	150.9	71.4	-	1,064.6
Disposals/write-offs	-	-	(4.3)	-	-	(4.3)
Transfers	14.5	-	41.5	(56.0)	-	-
Foreign exchange translation	-	(32.5)	(14.1)	-	-	(46.6)
As at December 31, 2011	609.9	1,728.4	612.8	31.0	9.7	2,991.8
Additions	28.6	320.5	116.0	135.5	-	600.6
Disposals/write-offs	(0.1)	-	(15.8)	-	-	(15.9)
Transfers	791.7	(742.8)	41.1	(117.0)	-	(27.0)
Pre-commerical production revenue	-	(14.5)	-	-	-	(14.5)
Foreign exchange translation	10.6	7.4	3.3	-	-	21.3
As at December 31, 2012	**1,440.7**	**1,299.0**	**757.4**	**49.5**	**9.7**	**3,556.3**
Accumulated depreciation						
As at December 31, 2010	113.5	-	97.4	-	-	210.9
Depreciation for the period	48.6	-	40.7	-	-	89.3
Disposals	-	-	(3.0)	-	-	(3.0)
Foreign exchange translation	-	-	(0.7)	-	-	(0.7)
As at December 31, 2011	162.1	-	134.4	-	-	296.5
Depreciation for the period	81.3	-	55.6	-	-	136.9
Disposals	-	-	(12.5)	-	-	(12.5)
Foreign exchange translation	-	-	0.5	-	-	0.5
As at December 31, 2012	**243.4**	**-**	**178.0**	**-**	**-**	**421.4**
Carrying amount						
As at December 31, 2011	447.8	1,728.4	478.4	31.0	9.7	2,695.3
As at December 31, 2012	**1,197.3**	**1,299.0**	**579.4**	**49.5**	**9.7**	**3,134.9**

The Company capitalized interest of $23.8 million for the year ended December 31, 2012 (2011 – $25.7 million) to qualifying development projects. The Company used a capitalization rate of 7.1% during the year ended December 31, 2012 to determine the amount of general borrowing costs eligible for capitalization to qualifying development projects.

Effective July 31, 2012, the Company declared the commencement of commercial production at the New Afton mine and mill. The Company transferred the $734.1 million to the depletable category net of pre-commercial production revenues of $14.5 million related to concentrate in stock at July 31, 2012 and $27.0 million to current assets.

A summary of carrying amount by property as at December 31, 2012 is as follows:

A summary of carrying amount by property is as at December 31, 2011 is as follows:

11.  LONG-TERM DEBT

Long-term debt consists of the following as at December 31.

(a) Senior Unsecured Notes – due April 15, 2020
On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes (“2020 Unsecured Notes”). As at December 31, 2012 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 in each year. The Company used the net proceeds of the 2020 Unsecured Notes to fund the redemption of the Senior Secured Notes, as described in Note 11 (c) and for general corporate purposes.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and will be amortized using the effective interest rate method.

(b) Senior Unsecured Notes – due November 15, 2022
On November 15, 2012, the Company issued $500.0 million of Senior Unsecured Notes (“2022 Unsecured Notes”). As at December 31, 2012 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 in each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and will be amortized using the effective interest rate method.

(c) Senior Secured Notes
On May 7, 2012, the Company redeemed the Senior Secured Notes. On the redemption date the face value of the Senior Secured Notes was $188.2 million (C$187.0 million) and the carrying value was $181.2 million (C$180.0 million). Embedded in the Senior Secured Notes was an early redemption option that had a fair value of $15.4 million on the redemption date. This option allowed the Company to redeem the Senior Secured Notes at 105% of face value. On the redemption date, the redemption premium was $9.4 million, and the Company recognized $7.0 million of accelerated accretion on the Senior Secured Notes. The Company incurred a loss of $31.8 million on the transaction that was recorded in net earnings during the year ended December 31, 2012.

The Company paid $197.6 million to redeem the notes consisting of $188.2 million (C$187.0 million) of principal and $9.4 million of redemption premium on May 7, 2012 in addition to accrued interest up to the redemption date of $6.2 million.

(d) Subordinated convertible debentures
On October 11, 2012, New Gold issued a notice of redemption providing for the redemption of the convertible debentures (the “Debentures”) for shares on November 20, 2012 (“Redemption date”). On the Redemption date the Debentures had a face value of $55.2 million (C$55.0 million) and a carrying value of $48.6 million (C$48.2 million). The holders had the option to convert the Debentures prior to the Redemption date at a conversion price of C$9.35.

The Debentures were classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option was treated as a derivative liability due to the shares being issuable in a currency other than the Company’s functional currency and was measured at fair value on initial recognition, and was subsequently re-measured at fair value at the end of each period with the unrealized gain or loss being recognized in net earnings. The Company fair valued the conversion option to the redemption date and recognized a gain of $6.2 million for the year ended December 31, 2012 (2011 – unrealized gain of $5.1 million).

During the period from October 11, 2012 to the Redemption date, registered holders of the Debentures converted their Debentures by dividing the principal amount by the conversion price of C$9.35. No fractional Common Shares were issued and in lieu, and the cash equivalent was paid to the holder.

On the Redemption date, the Company issued to the remaining registered holders of the Debentures, for each C$1,000 principal amount of Debentures held, that number of common shares ("Common Shares") obtained by dividing such principal amount by 95% of the Current Market Price of the Common Shares on the Redemption date. No fractional Common Shares were issued and in lieu, the cash equivalent was paid on the Redemption date. The Current Market Price is defined as the weighted average trading price per Common Share on the Toronto Stock Exchange for the 30 consecutive trading days ending five trading days before the Redemption Date. Accrued interest of $1.1 million was paid. The Company issued 5.9 million common shares in full satisfaction of the Debentures.

(e) El Morro project funding loan
The Company owns a 30% interest in the El Morro project which is a development copper-gold project located in the Atacama region of north-central Chile. Goldcorp Inc. (“Goldcorp”) holds the remaining 70% interest in the project after completion of the Acquisition and Funding Agreement (the “Agreement”) with the Company on February 16, 2010.

As part of the Agreement the Company received $50.0 million from Goldcorp. The Company has recorded the $50.0 million, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into net earnings at the commencement of commercial production over the life of the amended shareholder’s agreement.

Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.

The interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. As at December 31, 2012, the outstanding loan balance was $65.2 million including accrued interest (2011 - $30.2 million). For the year ended December 31, 2012, non-cash investing activities were $33.0 million (2011 – $21.3 million) excluding accrued interest, and represent the Company’s share of contributions to the El Morro project funded by Goldcorp. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares, which means recourse is limited to the Company’s investment in El Morro.

(f) Revolving credit facility
On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s Mesquite, Cerro San Pedro and Peak assets and a pledge of certain subsidiaries shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio. Based on the Company’s debt to EBITDA ratio, the rate is 0.75% as at December 31, 2012.

As at December 31, 2012, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Gold Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$1.2 million for Blackwater’s reclamation requirements and $18.4 million relating to environmental and reclamation requirements at Cerro San Pedro. The annual fees are 2.05% of the value of the outstanding letters of credit. On February 28, 2013, New Gold agreed to an extension of its $150 million revolving credit facility with a syndicate of banks to December 14, 2014.  Other amendments include a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests.

12.  DERIVATIVE INSTRUMENTS

The following tables summarize derivative liabilities designated as hedging instruments as at December 31:

Realized gains (losses) on derivatives not in a hedging relationship are recorded in other gains and losses. Unrealized and realized non-hedged derivative gains (losses) on concentrate sales are classified as revenue. For the year ended December 31, 2012 the Company recorded a loss of $2.4 million (2011 - $nil). Realized gains (losses) on derivatives in a qualifying hedge relationship are classified as revenue for gold hedging contracts.

As at December 31, 2012, the Company had a mark-to-market loss of $0.9 million on copper swaps outstanding to manage the risk related to provisionally-priced copper concentrate sales. The notional amount of copper underlying the swaps outstanding was 9,361 tonnes, with settlement periods ranging from December 2012 to May 2013.

The following table summarizes realized and unrealized non-hedged derivative gains (losses) for the years ended December 31:

The following table summarizes derivative gains (losses) in other comprehensive income for the years ended December 31:

An unrealized derivative loss of $2.9 million (2011 – $6.6 million) relating to the ineffective portion of the change in fair value of hedging instruments was recorded in net earnings for the year ended December 31, 2012.

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis. The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled. At December 31, 2012, the Company’s estimate of the net amount of existing derivative losses arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next 12 months, excluding tax effects, is $45.3 million for the gold hedging contracts.

(a) Gold hedging contracts
Under a term loan facility the Company retired on February 26, 2010, the Mesquite Mine was required to enter into a gold hedging program. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At December 31, 2012, the Company had gold forward sales contracts for 132,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 24 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of changes in gold spot and forward prices each period on the changes in fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b) Share purchase warrants
The following table summarizes information about outstanding share purchase warrants as at December 31, 2012.
Warrant Series	Number of warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	C$
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Silver Quest Warrants - B	122	122	10.22	January 19, 2013
Silver Quest Warrants - C	148	148	11.56	January 20, 2013
Silver Quest Warrants - D	126	126	11.56	January 29, 2013
	28,246	28,246

The warrants are classified as a non-hedged derivative liability recorded as a FVTPL liability due to the currency of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net earnings.

On April 3, 2012 the New Gold Series B warrants expired. The New Gold Series B warrants had an exercise price of C$15.00 and the Company had 217.5 million warrants outstanding which were issuable to 21.8 million common shares. The expired warrants resulted in a gain of $3.3 million recorded in net earnings for the year ended December 31, 2012.

On November 28, 2012 the New Gold Series C warrants were exercised. The New Gold Series C warrants had an exercise price of C$9.00 and the Company had 73.8 million warrants outstanding which were issuable to 7.4 million common shares. The holders of the warrants exercised them into 7.4 million common shares. The New Gold Series C warrants fair valuing resulted in a gain of $43.3 million recorded in net earnings up to the exercise date for the year ended December 31, 2012. The fair value of the warrants at the point of exercise was $8.2 million and the Company received cash of $67.0 million.

The Company acquired $1.0 million (C$1.0 million) of private placement warrants in the Silver Quest asset acquisition transaction (Note 5 (c)) on December 23, 2011. The warrants have an exercise price denominated in a currency other than the Company’s functional currency and are classified as a derivative liability. The warrants are exercisable into the Company’s common stock. The share purchase warrants had a fair value of $nil as at December 31, 2012 (2011 - $1.0 million). The change in fair value resulted in an unrealized gain of $1.0 million for the year ended December 31, 2012 (2011 - $nil). During January 2013 the Silver Quest warrants expired. Of the 0.4 million warrants that the Company held at December 31, 2012, only a nominal amount were exercised with the rest expiring.

(c) Non-current non-hedged derivative asset and liabilities classified as FVTPL assets and liabilities
The following table summarizes FVTPL assets and liabilities for the years ended December 31.

13.  SHARE CAPITAL

At December 31, 2012, the Company had unlimited authorized common shares and 476.0 million common shares outstanding.

(a) No par value common shares issued

(i) Exercise of options
During the year ended December 31, 2012, the Company issued 1.3 million common shares pursuant to the exercise of stock options (2011 – 3.2 million). The Company received proceeds of $7.9 million (2011 - $16.4 million) from these exercises and transferred $3.7 million (2011 - $8.0 million) from contributed surplus.

(ii) Exercise of warrants
During the year ended December 31, 2012, the Company issued 7.4 million common shares pursuant to the exercise of share purchase warrants. The Company received proceeds of $67.0 million from these exercise of New Gold Series C warrants and transferred $8.2 million to equity. In addition, the Company received proceeds of $0.5 million and transferred $0.3 million to equity related to Silver Quest warrants A.

(iii) Conversion of debentures
During the year ended December 31, 2012, the Company issued 5.9 million common shares pursuant to the conversion of the Convertible Debentures (“Debentures”). The Company announced the redemption of the Debentures on October 11, 2012 as its share price traded at a 25% premium to the C$9.35 per share conversion price for a period of 30 consecutive days on a volume weighted average basis. The redemption period concluded on November 20, 2012 (“Redemption Date”) and any remaining non-converted Debentures were converted to common shares by dividing the C$1000 principal amount of each Debenture by 95% of the Current Market Price of the common shares on the Redemption Date. The Current Market Price was defined as the weighted average trading price per common share on the Toronto Stock Exchange for the 30 consecutive trading days ending five trading days before the Redemption Date. The Company issued 5.9 million common shares in full satisfaction of the Debentures.

(b)  Share-based payment expenses
The following table summarizes share-based payment expenses for the years ended December 31.

(i)  Stock options
Under the Company’s Stock Option Plan (“Plan”), the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 5% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan is the five day volume weighted average share price preceding the grant date. Options granted under the Plan expire no later than the 5th anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board, although the Company has a practice of not having options vest earlier than 12 months.  Options granted under the Plan can be settled for cash or equity. The Company has incorporated an estimated forfeiture rate for stock options that will not vest.

The following table presents the changes in the stock option plan for the year ended December 31, 2012.

For the year ended December 31, 2012 the Company granted 2.2 million stock options (2011 – 1.8 million). The weighted average fair value of the stock options granted during the year ended December 31, 2012 was C$5.07 (2011 – C$4.53). Options were priced using a Black-Scholes option-pricing model. Volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company’s share price and those of a number of peer companies. The grant date fair value will be amortized as part of compensation expense over the vesting period.

The Company had the following weighted average assumptions in the Black-Scholes option-pricing model for the year ended December 31.

At December 31, 2012 the Company had 7.2 million stock options that were exercisable with a weighted average exercise price of C$4.10 (2011 – 5.8 million with a weighted average exercise price of C$4.32). For the year ended December 31, 2012, the weighted average share price on the date of exercise was C$10.46 (2011 – C$10.73). The options vest one third a year over a three year period beginning on the first anniversary of the grant date.

The following table summarizes information about the stock options outstanding at December 31, 2012.

At December 31, 2012, the intrinsic value of the stock options outstanding was $57.2 million (2011 - $55.1 million) and the intrinsic value of the stock options that were exercisable was $49.8 million (2011 - $34.8 million).  For the year ended December 31, 2012, the intrinsic value of the stock options exercised was $6.1 million (2011 - $17.8 million).

For the year ended December 31, 2012 the Company recorded $8.5 million (2011 - $7.2 million) as share-based compensation expense and recorded this amount in contributed surplus. At December 31, 2012, the total value of the non-vested stock options that remain to be expensed is $7.0 million (2011 - $4.6 million). It is expected that this amount shall be included in the determination of net earnings over the next 1.5 years.

(ii)  Share award units
In 2009, the Company established a share award unit plan as part of its long-term incentive program. Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the entitlement date equal to the Company’s volume weighted average share price on the TSX for the five days prior to the anniversary date. One-third of the share awards units vest annually on the anniversary of the grant date. As the Company is required to settle this award in cash, it will record an accrued liability and record a corresponding compensation expense. The share award unit is a financial instrument that will be fair valued at each reporting date based on the five day volume weighted average price of the Company’s common shares. The changes in fair value will be included in the compensation expense for that period.

The following table presents the changes to the share award unit plan for the year ended December 31, 2012.

The Company issued 0.4 million share award units in 2012. At December 31, 2012, there were 0.6 million non-vested share awards outstanding (2011 – 1.0 million). Including the fair value adjustment for the share award units previously issued, the Company recorded $6.0 million as compensation expense for the year ended December 31, 2012 (2011 - $8.6 million). For the year ended December 31, 2012 the Company capitalized $1.2 million (2011 - $1.5 million) for recipients working at the Company’s development projects and included $2.9 million (2011 – $3.2 million) as operating expenses as it relates to producing mine site employees. The total value of the non-vested share award units that remains to be expensed is $2.9 million (2011 - $10.2 million). It is expected that this amount will be included in the determination of net income over the next 1.7 years.

(iii)  Deferred share units
In 2010, the Company established a director deferred share unit (“DSU”) plan for the purposes of strengthening the alignment of interests between eligible Directors of the Company and shareholders by linking a portion of the annual director compensation to the future value of the Company’s common shares.

A Director is only entitled to payment in respect of the DSUs granted to him or her when the director ceases to be a director of the Company for any reason. On termination, the Company shall redeem each DSU held by the Director for payment in cash, being the product of: (i) the number of DSUs held by the Director on ceasing to be a director and (ii) the greater of either: (a) the weighted average trading price; or (b) the average of daily high and low board lot trading prices of the common shares, on the TSX for the five consecutive days immediately prior to the date of termination.

The following table presents the changes to the deferred share award unit plan for the year ended December 31, 2012.

Including the fair value adjustment for the share award units previously issued, the Company recorded $0.5 million as compensation expense for the year ended December 31, 2012 (2011 - $0.2 million).

(c)  Earnings per share
The following table sets out the computation of diluted earnings per share for the years ended December 31.

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the Company’s common shares of C$10.47 year ended December 31, 2012 (2011 – C$10.50), or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

14.  INCOME AND MINING TAXES

The composition of income tax expense between current tax and deferred tax for the years ended December 31.

Effective January 1, 2012, the Canadian federal corporate tax rate decreased from 16.5% to 15%. On June 20, 2012 the Ontario budget proposals were enacted and the previously announced reductions in the Ontario corporate tax rate to 10.0% were frozen to 11.5%. This resulted in an effective tax rate of 25.1% instead of a rate of 25.0%.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items for the years ended December 31.

On September 27, 2012 the Chilean government substantively enacted an increase in the Chilean Category 1 income tax rate from 18.5% to 20% that is effective from January 1, 2012. The tax rate was scheduled to revert to 17% in 2013 after being temporarily increased. The increase in the tax rate resulted in a re-measurement of relevant deferred tax balances during the year.

At December 31, 2012, management revised the estimates related to the expectations of future taxable income for BC Mineral tax purposes for both the New Afton Mine and the Blackwater development project. This resulted in a $7.1 million reduction in income tax expense for the year ended December 31, 2012 upon recording the net deferred tax assets, in respect of the anticipated recovery of the 2% advance tax. The benefit of these tax assets had not been previously recognized due to uncertainty regarding realization thereof.

The following is the analysis of the deferred tax assets and liabilities presented in the consolidated statements of financial position as at December 31.

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The movement in the net deferred tax liabilities as at December 31 was:

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The group did not recognize deferred tax assets on the following losses by country:

•	Canadian income tax losses of $9.0 million expire between 2014 to 2032;
•	Canadian capital loss carry forwards of $6.6 million with no expiry date;
•	United States loss carry forwards of $4.9 million expire between 2021 to 2028; and
•	Other loss carry forwards of $0.6 million with varying expiry dates.

In addition to the above, the group did not recognize deferred tax assets of $0.4 million (2011 - $1.8 million) on other temporary differences. The Company has $117.1 million (2011 - $171.1 million) of temporary differences associated with investment in subsidiaries of which deferred tax liabilities have not been recognized.

15. RECLAMATION AND CLOSURE COST OBLIGATIONS
Changes to the reclamation and closure cost obligations are as follows:

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development property to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the obligation is recorded. The fair value of an obligation is recorded when it is incurred.

For the year ended December 31, 2012, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase of $22.1 million, most of which related to changes in future reclamation activities at Mesquite and Blackwater. At Mesquite, estimated cash flows increased as a result of an update to the permanent buttress design. The cost of completing this work was incurred in 2012. At Blackwater, estimated reclamation costs were updated based on the increased area of surface disturbance as the Company continues to explore the site.

The majority of the expenditures are expected to occur between 2013 and 2036. The discount rates used in estimating the site reclamation and closure cost obligations were between 1.2% and 3.1% for the year ended December 31, 2012 (December 31, 2011 – 1.3% and 3.6%), and the inflation rate used was between 2.0% and 4.2% for the year ended December 31, 2012 (December 31, 2011 – 2.0% and 4.3%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2012, letters of credit totaling $39.8 million (December 31, 2011 - $18.6 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit are secured by the revolving credit facility (Note 11 (f)), and the annual fees are 2.05% of the value of the outstanding letters of credit. With respect to Mesquite Mine, in the second half of 2011, the Company entered into an agreement with HCC Surety Group to use surety bonds to replace a bonding program managed by AIG. During the first half of 2012, the obligees released the original bonds, and as a result, in June 2012, Chartis (formerly AIG) released to the Company $8.9 million in reimbursement account funds held as part of the original program.

16.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the year ended December 31.

17. SEGMENTED INFORMATION

(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized for the year ended December 31.

1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

(b)  Segment assets and liabilities
The following tables present the segmented assets and liabilities for the years ended December 31.
1. Other includes corporate balances and exploration properties.

The Company accounts for its investment in the El Morro project using equity method accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss after the date of acquisition. The amount recorded in net earnings for the year ended December 31, 2012 related to the El Morro project is $nil (2011 – $nil).

(c)  Geographical information
The Company operates in five principal geographical areas - Canada (country of domicile), the United States, Mexico, Australia and Chile. The Company's revenue from continuing operations by location of operations and information about the Company’s non-current assets by location of assets are detailed below.

1. Presented based on the location in which the sale originated.
2. Non-current assets exclude financial instruments (investments, reclamation deposits and other) and deferred tax assets.

(d)  Information about major customers
The following table presents sales to individual customers exceeding 10% of annual sales for the following periods. The following four customers represent 74% (2011– 73%) of the Company’s concentrate and doré sales revenue as at December 31, 2012.

1. Mesquite Mine and Cerro San Pedro Mine both sell to the same customer.

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. Refer to Note 19 (a) for further discussion on the Company’s exposure to Credit Risk.

18. CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

Capital, as defined above is summarized in the following table.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, restructure or issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual budget and quarterly updated forecasts are approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of twelve months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. At all times, more than 25% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or Provinces with a minimum credit rating of R-1 mid from DBRS.  All investments must have a maximum term to maturity of twelve months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in ABCP or auction rate securities.

19. FINANCIAL RISK MANAGEMENT

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)  Credit risk
Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2012 is not considered to be high.

The Company’s maximum exposure to credit risk at December 31 is as follows:

The aging of accounts receivable at December 31 is as follows:

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 18 to our audited consolidated financial statements for the year ended December 31, 2012.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company sells its copper concentrate production from the New Afton mine to four different customers under off-take contracts. The Company sells its copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

(b)  Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 18.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statements of financial position.

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order  to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

(c)  Currency risk
The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

(ii) Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

(d)  Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The revolving credit facility interest is variable; however the facility is undrawn as at December 31, 2012.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $7.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk. Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

(e)  Price risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:
•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic crises;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other holders;
•	demand for jewelry containing gold; and
•	investment activity, including speculation, in gold as a commodity.

The Company acquired gold contracts which mitigate the effects of price changes. The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 12 (a). At December 31, 2012 the Company had remaining gold forward sales contracts for 132,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 24 months.

For the year ended December 31, 2012, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,556 to $1,785 per ounce, and by copper prices in the range of $3.32 to $3.81 per pound. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at December 31, 2012, working capital includes unpriced gold and copper concentrate receivables totalling 32,726 ounces of gold and 27.2 million pounds of copper. A $100 change in gold price per ounce would have an impact of $3.3 million on the Company’s working capital. A $0.10 change in copper price per pound would have an impact of $2.7 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

20. FAIR VALUE MEASUREMENT
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company’s financial assets and liabilities are classified and measured as follows:

The carrying values and fair values of the Company’s financial instruments for the years ended December 31 are as follows.

The Company has certain financial assets and liabilities that are held at fair value. The investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table summarizes information relating to the fair value determination of the Company’s financial instruments which are measured at fair value on a recurring basis:

There were no transfers between Level 1, 2 and 3 during the years ended December 31, 2012 and 2011.

Valuation methodologies for Level 2 and 3 financial assets and liabilities

Gold contracts
The Company’s current derivative liabilities include commodity forward contracts for a portion of the Company’s gold sales. The fair value of the forward contracts is calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the Company’s appropriate interest rate spread.

Copper swap contracts
The fair value of the copper swaps is calculated using the mark-to-market forward prices of LME copper based on the applicable settlement dates of the outstanding swap contracts.

Prepayment option on Senior Secured Notes
The fair value of the prepayment option is calculated using a swaption model which utilizes market derived inputs. The prepayment feature is set up as an option on an interest rate swap, which is effectively what the Company considers when determining whether to exercise the option. By exercising, the Company can refinance by exchanging fixed payments of 10% per annum for floating payments based on the market risk-free yield curve plus the Company’s appropriate interest rate spread.

Conversion on Debentures
The Debentures were redeemed on November 20, 2012 as per Note 11 (d). The conversion option is classified as a non-current non-hedged derivative liability as described in Note 6 (c) with changes in fair value recorded in other gains and losses. The fair value of the financial instrument is measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market activity in the same instrument and are not based on observable market data and are thus classified as Level 3.

The conversion option was calculated using a Black-Scholes pricing model. The principal assumption in the valuation of the conversion option relates to the value attributed to the volatility input used in the Black-Scholes pricing model. The volatility is measured as the annualized standard deviation of stock price returns, based on the average historical movements of the Company’s share price and those of a number of peer companies. The following table presents a change of 10% in the principal assumption of these fair values to identify an alternative assumption in net earnings for the year ended December 31, 2012.

21. PROVISIONS

In addition to the environmental rehabilitation provision in Note 15, the following table presents changes in provisions relating to share award units and employee benefits for the year ended December 31, 2012.

22. OPERATING LEASES

Non-cancellable operating lease rentals are payable for the years ended December 31, as follows:

The Company leases a number of offices and mobile equipment fleet at the Cerro San Pedro Mine. The leases typically run for a period of 1 to 5 years, with an option to review the lease after that date.

For the year ended December 31, 2012, an amount of $31.7 million was recognized as an expense in profit or loss in respect of operating leases (2011 - $32.4 million). There was no contingent rent or sublease revenue recognized during the period ended December 31, 2012, or for the comparative period in 2011.

23. COMPENSATION OF DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 was as follows:

Short-term benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

The remuneration of key executives is determined by the compensation committee having regard to the performance of individuals and market trends

24. COMMITMENTS AND CONTINGENCIES

Certain conditions may exist at the date the financial statements are issued which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a) The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment.  At December 31, 2012, these commitments totalled $87.4 million (2011 – $135.5 million), all of which are expected to fall due over the next 12 months.

(b) The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro project’s environmental permit in March 2011. A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“El Morro”), the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court. It is anticipated the consultation process could be completed by late 2013. During the period of temporary suspension, Goldcorp’s focus is on supporting the advancement of the consultation process, evaluating potential future exploration targets and optimizing project economics including sourcing a long-term power supply.

(c) In March 2012, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The 2011 EIS contains conditions which must be complied with and the work to fulfill these conditions is ongoing.

25. SUBSEQUENT EVENT

On February 28, 2013, New Gold agreed to an extension of its $150 million revolving credit facility with a syndicate of banks to December 14, 2014.  Other amendments include a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests.

26. COMPARATIVE FIGURES

Comparative figures have been adjusted to correspond to the current year presentation.

On the consolidated statement of financial position deferred tax assets and liabilities, which were previously shown on a net basis, are now presented on a gross basis. For the year ended December 31, 2011, the reclassification from deferred tax liabilities to deferred tax assets amounts to $147.3 million.